Securities and Exchange Commission

Washington, DC 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

(Amendment No. 3)*

EnerNOC, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

292764 10 7

(CUSIP Number)

December 31, 2010

(Date of Event which Requires

Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 292764 10 7	13G	Page 2 of 24 Pages

1.	Names of Reporting Persons Draper Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 120,507* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 120,507* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,507* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 0.40%
12.	Type of Reporting Person (see Instructions) CO

*	All of these shares are directly owned by Draper Associates, L.P.

CUSIP NUMBER 292764 10 7	13G	Page 3 of 24 Pages

1.	Names of Reporting Persons Draper Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 120,507 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 120,507 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,507 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 0.40%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 292764 10 7	13G	Page 4 of 24 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Fund VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,060,325 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,060,325 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,060,325 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 3.54%
12.	Type of Reporting Person (see Instructions) PN

CUSIP NUMBER 292764 10 7	13G	Page 5 of 24 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Management Co. VI, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,060,325* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,060,325* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,060,325* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 3.54%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

*	All of these shares are directly held by Draper Fisher Jurvetson Fund VI, L.P.

CUSIP NUMBER 292764 10 7	13G	Page 6 of 24 Pages

1.	Names of Reporting Persons Draper Fisher Jurvetson Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,644 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,644 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,644 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 0.10%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 292764 10 7	13G	Page 7 of 24 Pages

1.	Names of Reporting Persons Timothy C. Draper
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 187,907* (See Items 2 and 4)
	6.	Shared Voting Power 1,466,016** (See Items 2 and 4)
	7.	Sole Dispositive Power 187,907* (See Items 2 and 4)
	8.	Shared Dispositive Power 1,466,016** (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,653,923** (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 5.53%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares, 67,400 shares are directly held by JABE, LLC (“JABE”) and 120,507 shares are directly held by Draper Associates, L.P. Mr. Draper is the managing member of JABE and has sole investment and voting power. Mr. Draper is the President of Draper Associates, Inc., the general partner of Draper Associates L.P. and has sole investment and voting power.
**	Of these shares, 1,060,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 29,644 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC, and 376,047 are directly held by The Timothy Draper Living Trust.

CUSIP NUMBER 292764 10 7	13G	Page 8 of 24 Pages

1.	Names of Reporting Persons The Timothy Draper Living Trust
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 376,047 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 376,047 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 376,047 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 1.26%
12.	Type of Reporting Person (see Instructions) OO (Trust)

CUSIP NUMBER 292764 10 7	13G	Page 9 of 24 Pages

1.	Names of Reporting Persons John H. N. Fisher
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,219,700* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,219,700* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,700* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 4.08%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,060,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 29,644 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC, and 129,731 shares are directly held by the John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08.

CUSIP NUMBER 292764 10 7	13G	Page 10 of 24 Pages

1.	Names of Reporting Persons John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 129,731 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 129,731 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,731 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 0.43%
12.	Type of Reporting Person (see Instructions) OO (Trust)

CUSIP NUMBER 292764 10 7	13G	Page 11 of 24 Pages

1.	Names of Reporting Persons Stephen T. Jurvetson
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,196,257* (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,196,257* (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,196,257* (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 4.00%
12.	Type of Reporting Person (see Instructions) IN

*	Of these shares 1,060,325 shares are directly held by Draper Fisher Jurvetson Fund VI, L.P., 29,644 shares are directly held by Draper Fisher Jurvetson Partners VI, LLC, and 106,288 shares are held by The Steve and Karla Jurvetson Living Trust dated 8/27/02.

CUSIP NUMBER 292764 10 7	13G	Page 12 of 24 Pages

1.	Names of Reporting Persons The Steve and Karla Jurvetson Living Trust dated 8/27/02
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 106,288 (See Items 2 and 4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 106,288 (See Items 2 and 4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,288
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.36%
12.	Type of Reporting Person (see Instructions) OO (Trust)

CUSIP NUMBER 292764 10 7	13G	Page 13 of 24 Pages

1.	Names of Reporting Persons JABE, LLC
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 67,400
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 67,400
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,400 (See Items 2 and 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)		☐
11.	Percent of Class Represented by Amount in Row (9) 0.23%
12.	Type of Reporting Person (see Instructions) OO (limited liability company)

CUSIP NUMBER 292764 10 7	13G	Page 14 of 24 Pages

Item 1(a) Name of Issuer: EnerNOC, Inc.

Item 1(b) Address of Issuer’s principal executive offices:

73 Federal Street, Suite 300

Boston, MA 02110

Item 2. This Amendment to Schedule 13G is filed on behalf of (i) Draper Associates, Inc., a California corporation, (ii) Draper Associates, L.P., a California limited partnership, (iii) Draper Fisher Jurvetson Fund VI, L.P., a California limited partnership, (iv) Draper Fisher Jurvetson Management Co. VI, LLC, a California limited liability company, (v) Draper Fisher Jurvetson Partners VI, LLC, a California limited liability company, (vi) Timothy C. Draper, a United States citizen (“Draper”), (vii) The Timothy Draper Living Trust, a trust formed under the laws of the State of California (the “Draper Trust”), (viii) John H. N. Fisher, a United States citizen (“Fisher”), (ix) John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08, a trust formed under the laws of the State of California (“Fisher Trust”), (x) Stephen T. Jurvetson, a United States citizen (“Jurvetson”), (xi) The Steve and Karla Jurvetson Living Trust dated 8/27/02, a trust formed under the laws of the State of California (“Jurvetson Trust”), and (xii) JABE, LLC, a California limited liability company.

Relationships

(1) Draper Associates, Inc. (“Draper Associates”). Mr. Draper is the President of Draper Associates, Inc., which is the general partner of Draper Associates, L.P.

(2) Draper Associates, L.P. (“Draper Associates, L.P.”). Mr. Draper has sole voting and investment power over the shares owned by Draper Associates, L.P. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(3) Draper Fisher Jurvetson Fund VI, L.P. (“Fund”).

(4) Draper Fisher Jurvetson Management Co. VI, LLC (“Fund VI Management”) is the general partner of the Fund. The managing members of the general partner of the Fund are Messrs. Draper, Fisher and Jurvetson.

(5) Draper Fisher Jurvetson Partners VI, LLC (“Partners Fund LLC”) is a side-by-side fund of the Fund. The managing members of Partners Fund LLC are Messrs. Draper, Fisher and Jurvetson. Decisions with respect to Partners Fund LLC securities are made automatically in conjunction with decisions by the Fund.

Messrs. Draper, Fisher and Jurvetson disclaim beneficial ownership of the shares held directly by the Fund, Fund VI Management and Partners Fund LLC, except to the extent of their pecuniary interest therein.

(6) The Draper Trust is a trust formed under the laws of the State of California (“Draper Trust”). Mr. Draper, is co-trustee of the Draper Trust.

CUSIP NUMBER 292764 10 7	13G	Page 15 of 24 Pages

(7) JABE, LLC is a California limited liability company (“JABE”). Mr. Draper is managing member of JABE and has voting and investment power with respect to the shares held by JABE. Mr. Draper disclaims beneficial ownership except to the extent of his pecuniary interest therein.

(8) The Fisher Trust is a trust formed under the laws of the State of California (“Fisher Trust”). Mr. Fisher is a co-trustee of the trust.

(9) The Jurvetson Trust is a trust formed under the laws of the State of California (“Jurvetson Trust”). Mr. Jurvetson is co-trustee of the trust.

Item 2(a) Name of person filing:

Draper Associates, Inc.

Draper Associates, L.P.

Draper Fisher Jurvetson Fund VI, L.P.

Draper Fisher Jurvetson Management Co. VI, LLC

Draper Fisher Jurvetson Partners VI, LLC

Timothy C. Draper

The Timothy Draper Living Trust

John H. N. Fisher

John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08

Stephen T. Jurvetson

The Steve and Karla Jurvetson Living Trust dated 8/27/02

JABE, LLC

Item 2(b) Address of principal business office or, if none, residence:

2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025

Item 2(c) Citizenship:

Draper Associates, Inc.	California
Draper Associates, L.P.	California
Draper Fisher Jurvetson Fund VI, L.P.	California
Draper Fisher Jurvetson Management Co. VI, LLC	California
Draper Fisher Jurvetson Partners VI, LLC	California
Timothy C. Draper	United States
The Timothy Draper Living Trust	California
John H. N. Fisher	United States
John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08	California
Stephen T. Jurvetson	United States
The Steve and Karla Jurvetson Living Trust dated 8/27/02	California
JABE, LLC	California

CUSIP NUMBER 292764 10 7	13G	Page 16 of 24 Pages

Item 2(d) Title of class of securities:        Common Stock, par value $0.01 per share.

The Issuer registered its Common Stock on its S-1 Registration Statement filed with the SEC on June 22, 2007. Each of the Reporting Persons identified in Item 2(a) above beneficially owns Common Stock.

Item 2(e) CUSIP No.: 292764 10 7

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify type of institution:

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Draper Associates, Inc.

A.	Amount Beneficially owned: 120,507

B.	Percent of Class: 0.40%

C.	Number of shares owned to which such person has:

CUSIP NUMBER 292764 10 7	13G	Page 17 of 24 Pages

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 120,507

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 120,507

Draper Associates, L.P.

A.	Amount Beneficially owned: 120,507

B.	Percent of Class: 0.40%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 120,507

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 120,507

Draper Fisher Jurvetson Fund VI, L.P.

A.	Amount Beneficially owned: 1,060,325

B.	Percent of Class: 3.54%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,060,325

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,060,325

Draper Fisher Jurvetson Management Co. VI, LLC

A.	Amount Beneficially owned: 1,060,325

B.	Percent of Class: 3.54%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,060,325

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,060,325

Draper Fisher Jurvetson Partners VI, LLC

A.	Amount Beneficially owned: 29,644

B.	Percent of Class: 0.10%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 29,644

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 29,644

CUSIP NUMBER 292764 10 7	13G	Page 18 of 24 Pages

Timothy C. Draper

A.	Amount Beneficially owned: 1,653,923

B.	Percent of Class: 5.53%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 187,907

2.	shared power to vote or to direct the vote: 1,466,016

3.	sole power to dispose or to direct the disposition of: 187,907

4.	shared power to dispose or to direct the disposition of: 1,466,016

The Timothy Draper Living Trust

A.	Amount Beneficially owned: 376,047

B.	Percent of Class: 1.26%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 376,047

3.	sole power to dispose or to direct the disposition of 0

4.	shared power to dispose or to direct the disposition of: 376,047

John H. N. Fisher

A.	Amount Beneficially owned: 1,219,700

B.	Percent of Class: 4.08%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,219,700

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,219,700

John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/27/08

A.	Amount Beneficially owned: 129,731

B.	Percent of Class: 0.43%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 129,731

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 129,731

Stephen T. Jurvetson

A.	Amount Beneficially owned: 1,196,257

B.	Percent of Class: 4.00%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 1,196,257

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 1,196,257

CUSIP NUMBER 292764 10 7	13G	Page 19 of 24 Pages

The Steve and Karla Jurvetson Living Trust dated 8/27/09

A.	Amount Beneficially owned: 106,288

B.	Percent of Class: 0.36%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 0

2.	shared power to vote or to direct the vote: 106,288

3.	sole power to dispose or to direct the disposition of: 0

4.	shared power to dispose or to direct the disposition of: 106,288

JABE, LLC

A.	Amount Beneficially owned: 67,400

B.	Percent of Class: 0.23%

C.	Number of shares owned to which such person has:

1.	sole power to vote or to direct the vote: 67,400

2.	shared power to vote or to direct the vote: 0

3.	sole power to dispose or to direct the disposition of: 67,400

4.	shared power to dispose or to direct the disposition of: 0

CUSIP NUMBER 292764 10 7	13G	Page 20 of 24 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

        Not Applicable.

Item 9.	Notice of Dissolution of Group.

        Not Applicable.

Item 10.	Certifications.

        Not applicable.

CUSIP NUMBER 292764 10 7	13G	Page 21 of 24 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2011

Draper Associates, Inc.

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: President

Draper Associates, L.P.
By:	Draper Associates, Inc. (General Partner)

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: President

Draper Fisher Jurvetson Fund VI, L.P.
By:	Draper Fisher Jurvetson Management Co. VI, LLC
(General Partner)

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

Draper Fisher Jurvetson Management Co. VI, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

CUSIP NUMBER 292764 10 7	13G	Page 22 of 24 Pages

Draper Fisher Jurvetson Partners VI, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

/s/ Timothy C. Draper
Timothy C. Draper

The Timothy Draper Living Trust

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Co-Trustee

/s/ John H. N. Fisher
John H. N. Fisher

John H. N. Fisher and Jennifer Caldwell Living Trust dated 1/7/00, as amended and restated on 3/7/08

By:	/s/ John H. N. Fisher
Name: John H. N. Fisher
Title: Co-Trustee

/s/ Stephen T. Jurvetson
Stephen T. Jurvetson

The Steve and Karla Jurvetson Living Trust dated 8/27/02

By:	/s/ Stephen T. Jurvetson
Name: Stephen T. Jurvetson
Title: Co-Trustee

CUSIP NUMBER 292764 10 7	13G	Page 23 of 24 Pages

JABE, LLC

By:	/s/ Timothy C. Draper
Name: Timothy C. Draper
Title: Managing Member

CUSIP NUMBER 292764 10 7	13G	Page 24 of 24 Pages

Exhibit Index

Exhibit	Description

99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith